Subject to Completion

Preliminary Term Sheet dated November 27, 2007

Units	Expected Pricing Date* December	, 2007
100% Principal Protected Notes	Settlement Date* January	, 2008
Linked to the Value of an Asian Currency Basket (the “Notes”)	Maturity Date* January	, 2009
Due January , 2009	CUSIP No.
$10 principal amount per Unit
Term Sheet No.

Merrill Lynch & Co., Inc.

•       130% to 150% participation in increases in the Asian Currency Basket

•       100% principal protection

•       A maturity of approximately 12 months

•       No periodic interest payments

•       The Notes will not be listed on any securities exchange.

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Notes Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement CURR-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Notes Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.10	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	$

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in December or January, the settlement date may occur in December or January and the maturity date may occur in December or January. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

December     , 2007

Summary

The 100% Principal Protected Notes Linked to the Value of an Asian Currency Basket due January     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 130% to 150% participation rate in increases in the value of the Asian Currency Basket (the “Basket”) from the Starting Value of the Basket on the Pricing Date to the Ending Value of the Basket determined on the valuation date shortly prior to the Maturity Date of the Notes. The value of the Basket will increase if the value of the Basket’s long currencies (the Malaysian ringgit, Indonesian rupiah and South Korean won (the “Long Basket Components”)) appreciate against the Basket’s short currency (the United States dollar (the “Short Basket Component” and, together with the Long Basket Components, the “Basket Components”)). The value of the Basket will decrease if the value of the Long Basket Components depreciate against the Short Basket Component. Investors must be willing to forego interest payments on the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

100% Principal Protected Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical performance of the Notes, assuming a Participation Rate of 140%, the midpoint of the range of 130% to 150%. The orange line reflects the hypothetical Redemption Amount of the Notes, while the dotted blue line reflects the performance of an investment in the Basket Components.

This table has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Participation Rate and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of Redemption Amount calculations assuming a Participation Rate of 140%, the midpoint of the range of 130% to 150%:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 50

The Redemption Amount (per unit) = US$10.00	(The Redemption Amount cannot be less than $10.00 per unit)

Example 2—The hypothetical Ending Value is equal to 105% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 105

Redemption Amount (per unit) =	$10 +	($10 x	(140% x	(105 - 100)))	= US$10.70
100

Example 3—The hypothetical Ending Value is equal to 115% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 115

Redemption Amount (per unit) =	$10 +	($10 x	(140% x	(115 - 100)))	= US$12.10
100

100% Principal Protected Notes	TS-3

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return in United States dollars on an investment in the Basket Components, taking into account only movements in the Exchange Rates (as defined below) of the Basket Components.

The table below assumes a Participation Rate of 140%, the midpoint of the range of 130% to 150%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final term sheet made available in connection with the sales of the Notes.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return on the Basket Components (1)(2)
75.00	-25%	10.00 (4)	0.00%	0.00%	-26.79%
80.00	-20%	10.00	0.00%	0.00%	-21.11%
85.00	-15%	10.00	0.00%	0.00%	-15.61%
90.00	-10%	10.00	0.00%	0.00%	-10.26%
95.00	-5%	10.00	0.00%	0.00%	-5.06%
100.00 (3)	0%	10.00	0.00%	0.00%	0.00%
105.00	5%	10.70	7.00%	6.88%	4.94%
110.00	10%	11.40	14.00%	13.54%	9.76%
115.00	15%	12.10	21.00%	20.00%	14.48%
120.00	20%	12.80	28.00%	26.27%	19.09%
125.00	25%	13.50	35.00%	32.38%	23.61%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 20, 2007 to November 20, 2008, a term expected to be similar to that of the Notes.

(2)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates as those in the Basket. The returns in this column take into account only movements in the Exchange Rates (as defined below) of the Basket Components.

(3)	The Starting Value will be set to 100 on the Pricing Date.

(4)	The amount you receive on the maturity date will not be less than $10 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates (as defined below) on the day the Ending Value is determined, the actual Participation Rate and the term of your investment.

100% Principal Protected Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You may not earn a return on your investment.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Basket.

•	The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control.

•	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Potential conflicts of interest could arise.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the level of the Basket will increase from the Starting Value to the Ending Value.

•	You accept that you may only receive your original investment amount if the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•

You anticipate that the level of the Basket will decrease from the Starting Value to the Ending Value or that the level of the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You seek an investment that provides a guaranteed redemption amount above the principal.

•	You seek interest payments or other current income on your investment.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

100% Principal Protected Notes	TS-5

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

100% Principal Protected Notes	TS-6

The Basket

The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, from the Starting Value to the Ending Value. The currencies that will compose the Basket are the United States dollar, Malaysian ringgit, Indonesian rupiah and the South Korean won. Each Basket Component will be weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as long positions in the Malaysian ringgit, Indonesian rupiah and South Korean won (collectively the “Long Basket Components”). The Long Basket Components will be initially weighted as set forth in the table below. The currency with a negative weighting in the Basket can be viewed as a short position in the United States dollar (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position.

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component based upon the weighting of that Basket Component. The Multiplier will be calculated by dividing the initial weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to four decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

As Exchange Rates move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in a decrease in the value of the Basket.

To compute the Basket value on any day, (i) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total added to 100. For example, if the value of the Malaysian ringgit appreciates from 0.29651594 United States dollars per Malaysian ringgit, its value on November 19, 2007, to 0.32320237 United States dollars per Malaysian ringgit, then the Malaysian ringgit contribution to the value of the Basket would equal 36.33 (the hypothetical Multiplier for the Malaysian ringgit, 112.4054, multiplied by 0.32320237). The appreciation in the Malaysian ringgit would increase the value of the Basket because of the long position. If the value for the Indonesian rupiah appreciates from 0.00010695 United States dollars per Indonesian rupiah, its value on November 19, 2007, to 0.00011123 United States dollars per Indonesian rupiah, then the Indonesian rupiah contribution to the value of the Basket would equal 34.66 (the hypothetical Multiplier for the Indonesian rupiah, 311,640.9537, multiplied by 0.00011123). The appreciation in the Indonesian rupiah would increase the value of the Basket because of the long position. If the value of the South Korean won depreciates from 0.00108625 United States dollars per South Korean won, its value on November 19, 2007, to 0.00106453 United States dollars per South Korean won, then the South Korean won contribution to the value of the Basket would equal 32.67 (the hypothetical Multiplier for the South Korean won, 30,692.7503, multiplied by 0.00106453). The depreciation in the South Korean won would decrease the value of the Basket because of the long position. Based on the above, the new value of the Basket would be 103.66 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The United States dollar contribution to the value of the Basket will remain constant at -100.00.

If November 19, 2007 were the Pricing Date, for each Basket Component, the initial weighting, initial Exchange Rate, hypothetical Multiplier and initial Basket contribution would be as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Hypothetical Multiplier(2)	Initial Basket Contribution

United States dollar	USD	-100.00	1.00000000	-100.0000	-100.00

Malaysian ringgit	MYR	33.33	0.29651594	112.4054	33.33

Indonesian rupiah	IDR	33.33	0.00010695	311,640.9537	33.33

South Korean won	KRW	33.34	0.00108625	30,692.7503	33.34

(1)	This is the Exchange Rate (as defined below) of each Basket Component on November 19, 2007. The actual initial Exchange Rate for each of the Basket Components will be determined on the Pricing Date.

(2)	The hypothetical Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on November 19, 2007, and rounded to four decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

For purposes of determining a Basket value, the “Exchange Rates”:

(i)	for the Malaysian ringgit will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Malaysian ringgit can be exchanged, the inverse of the value as reported by Reuters on page ABSIRFIX01, or any substitute page thereto;

(ii)	for the Indonesian rupiah will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Indonesian rupiah can be exchanged, the inverse of the value as reported by Reuters on page ABSIRFIX01, or any substitute page thereto; and

(iii)	for the South Korean won will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one South Korean won can be exchanged, the inverse of the value as reported by Reuters on page KFTC18, or any substitute page thereto.

The initial Exchange Rates will be equal to the inverse of the currency exchange rates on the Pricing Date as reported by:

(i)	Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Malaysian ringgit;

(ii)	Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Indonesian rupiah; and

100% Principal Protected Notes	TS-7

(iii)	Reuters on page KFTC18, or any substitute page thereto, at approximately 1:30 a.m. in New York City for the South Korean won.

For purposes of determining the Ending Value, the Exchange Rates will be the inverse of those rates as reported by:

(i)	Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Malaysian ringgit;

(ii)	Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Indonesian rupiah; and

(iii)	Reuters on page KFTC18, or any substitute page thereto, at approximately 1:30 a.m. in New York City for the South Korean won.

If the currency exchange rates are not so quoted on Reuters page ABSIRFIX01 or Reuters page KFTC18 (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value, as applicable, will equal the inverse of the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Basket from January 2002 through October 2007 based upon historical Exchange Rates, the hypothetical Multipliers indicated above and a Basket value of 100 on November 19, 2007, the hypothetical Pricing Date. The historical data used in this graph reflects the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

100% Principal Protected Notes	TS-8

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CURR-3.

Characterization of the Notes. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

The United States federal income tax treatment of the Notes will depend upon whether the Notes have a maturity of one year or less (“Short-Term Notes”) or more than one year (“Long-Term Notes”).

Notes with Maturities of One Year or Less

In the event the Notes have a maturity of one year or less, the following discussion will apply.

General. Since the amount payable on the maturity date with respect to a Short-Term Note in excess of the Original Offering Price (i.e., the Supplemental Redemption Amount), if any, will be determined by reference to the value of the Basket, the Short-Term Notes generally should be subject to the rules set forth in Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”). However, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing and amount of income, gain or loss that must be recognized by a taxpayer from holding a short-term debt instrument that provides for one or more foreign currency-related contingent payments, similar to the Short-Term Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to the Short-Term Notes, the United States federal income tax consequences of the purchase, ownership and disposition of Short-Term Notes generally should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States federal income tax law. Nevertheless, the proper United States federal income tax treatment of Short-Term Notes is uncertain and prospective investors in Short-Term Notes are urged to consult their own tax advisors regarding the proper United States federal income tax treatment of an investment in Short-Term Notes.

Cash Method U.S. Holders. The amount payable on the maturity date with respect to a Short-Term Note in excess of the Original Offering Price thereof (i.e., the Supplemental Redemption Amount), if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable on the maturity date is received. Upon the sale or exchange of a Short-Term Note prior to the maturity date, a U.S. Holder who uses the cash method of tax accounting generally should be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Short-Term Note. Such a U.S. Holder’s tax basis in a Short-Term Note generally should equal such U.S. Holder’s initial investment in the Short-Term Note. Any portion of such gain or loss that is attributable to changes in the value of the Basket should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Notwithstanding the foregoing, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of sale. Despite the foregoing, since the amount payable on the maturity date with respect to Short-Term Notes in excess of the Original Offering Price thereof (i.e., the Supplemental Redemption Amount), if any, will be calculated by reference to the value of the Basket, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to Short-Term Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss.

Accrual Method U.S. Holders. U.S. Holders who use the accrual method of tax accounting, and certain other holders including banks and dealers in securities, should be required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Short-Term Note. Upon maturity of a Short-Term Note, to the extent that the actual yield on the Short-Term Note differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon the sale or exchange of a Short-Term Note prior to the maturity date, a U.S. Holder who uses the accrual method of tax accounting generally should recognize gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Short-Term Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in a Short-Term Note increased by any original issue discount previously included in income by the U.S. Holder. Any portion of such gain or loss that is attributable to changes in the value of the Basket should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Despite the foregoing, since the amount payable on the maturity date with respect to Short-Term Notes in excess of the Original Offering Price thereof (i.e., the Supplemental Rdemption Amount), if any, will be calculated by reference to the value of the Basket, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to Short-Term Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Due to the uncertainty regarding the proper United States federal income tax treatment of the Short-Term Notes, prospective investors in Short-Term Notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of Short-Term Notes.

Tax Return Disclosure Regulations. Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable

100% Principal Protected Notes	TS-9

transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as a loss realized with respect to Short-Term Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Short-Term Notes in excess of the Original Offering Price thereof (i.e., the Supplemental Redemption Amount), if any, will be determined by reference to the value of the Basket, the Short-Term Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Short-Term Note should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of Short-Term Notes that recognizes an exchange loss with respect to the Short-Term Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss from the Short-Term Notes. Persons considering the purchase of the Short-Term Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in Short-Term Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in Short-Term Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Notes with Maturities of More than One Year

In the event the Notes have a maturity of more than one year, the following discussion will apply.

On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Code addressing the United States federal income tax treatment of debt instruments with maturities of more than one year and having terms similar to the Long-Term Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Long-Term Note in excess of the Original Offering Price thereof (i.e., the Supplemental Redemption Amount), if any, will be determined by reference to the value of the Basket, while repayment of 100% of the Original Offering Price thereof will not be affected by changes in the value of the Basket, the Long-Term Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals. Each year, a U.S. Holder of a Long-Term Note will be required to pay taxes on ordinary income from such Note over its term based upon an estimated yield for the Long-Term Note, even though such U.S. Holder will not receive any payments until the maturity date. ML&Co. will have determined this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Long-Term Note. This estimated yield will not be either a prediction or a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Sale or Exchange of the Notes. Upon the sale or exchange of a Long-Term Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Long-Term Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Long-Term Note generally will equal the U.S. Holder’s initial investment in the Long-Term Note increased by any interest previously included in income with respect to the Long-Term Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Long-Term Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Long-Term Note). In addition, U.S. Holders purchasing a Long-Term Note at a price that differs from the adjusted issue price of the Long-Term Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Hypothetical Table. The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Long-Term Note during each accrual period over an assumed term of just over one year for the Long-Term Notes based upon a hypothetical projected payment schedule for the Long-Term Notes (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 4.6806% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Long-Term Notes as if they had been issued on November 26, 2007, and were scheduled to mature on November 29, 2008. The following table is for illustrative purposes only. In the event the term of the Notes is more than one year and, thus, the Notes constitute Long-Term Notes, the actual projected payment schedule for the Long-Term Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Long-Term Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final Term Sheet delivered to investors in connection with the initial sale of the Long-Term Notes.

100% Principal Protected Notes	TS-10

Hypothetical Accrual Period	Interest deemed to accrue on Notes during accrual period (per Unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per Unit of the Notes)

November 26, 2007 through May 26, 2008	$0.2334	$0.2334

May 27, 2008 through November 29, 2008	$0.2395	$0.4729

Hypothetical Projected Supplemental Redemption Amount = $0.4729 per Unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-3.

Experts

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, included as Exhibit 99.1 in the Current Report on Form 8-K dated November 13, 2007 (“November 13, 2007 Form 8-K”) and the related financial statement schedule included in the Merrill Lynch & Co., Inc.’s Form 10-K for the year ended December 29, 2006 are incorporated in this prospectus by reference, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, the three-month and six-month periods ended June 29, 2007 and June 30, 2006, and the three-month and nine-month periods ended September 28, 2007 and September 29, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports for the quarters ended March 30, 2007, included as Exhibit 99.3 in the November 13, 2007 Form 8-K, June 29, 2007, included as Exhibit 99.2 in the November 13, 2007 Form 8-K, and September 28, 2007 included in ML&Co.’s Quarterly Reports on Form 10-Q (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

100% Principal Protected Notes	TS-11

Additional Terms of the Notes

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Notes Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement CURR-3 dated October 18, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507221212/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

100% Principal Protected Notes	TS-12